UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                        For the month of September, 2002


                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
                 (Translation of registrant's name into English)

                465 GODIN AVENUE, VANIER, QUEBEC, CANADA G1M 3G7
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.


                  Form 20-F     [X]     Form 40-F      [_]


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                   Yes  [_]             No      [X]


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______.

On September 25, 2002, EXFO Electro-Optical Engineering Inc., a Canadian corporation, reported its results of operations for the fiscal quarter ended August 31, 2002. This report on Form 6-K sets forth the news release relating to EXFO's announcement and certain information relating to EXFO's financial condition and results of operations for the fourth fiscal quarter of the 2002 fiscal year. The press release and certain information relating to EXFO's financial condition and results of operations for the fourth fiscal quarter of the 2002 fiscal year are hereby incorporated as a document by reference to Form F-3 (Registration Statement under the Securities Act of 1933) declared effective as of July 30, 2001 and to Form F-3 (Registration Statement under the Securities Act of 1933) declared effective as of March 11, 2002 and to amend certain material information as set forth in these two Forms F-3.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                  EXFO ELECTRO-OPTICAL ENGINEERING INC.


                                  By:  /s/ Germain Lamonde
                                      --------------------------------------
                                      Name:   Germain Lamonde
                                      Title:  President and Chief
                                              Executive Officer



Date:  September 30, 2002

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
                       INTERIM CONSOLIDATED BALANCE SHEET

                          (in thousands of US dollars)

                                                            AS AT AUGUST 31,
                                                       -------------------------
                                                          2001           2002
                                                       ---------      ---------
ASSETS

CURRENT ASSETS
Cash and cash equivalents                              $   7,729      $   9,128
Short-term investments                                    66,861         40,553
Accounts receivable
      Trade, less allowance for doubtful
          accounts of $520 ($893 as at
          August 31, 2001)                                24,531          9,881
      Other                                                3,660          3,267
Income taxes receivable                                       --         13,473
Inventories                                               44,345         23,822
Prepaid expenses                                           1,265          1,280
Future income taxes                                        1,423          1,272
                                                       ---------      ---------

                                                         149,814        102,676

INCOME TAXES RECEIVABLE                                       --          6,234

PROPERTY, PLANT AND EQUIPMENT                             27,140         26,246

INTANGIBLE ASSETS AND GOODWILL                           264,242         34,040

FUTURE INCOME TAXES                                        1,381          8,730
                                                       ---------      ---------

                                                       $ 442,577      $ 177,926
                                                       =========      =========

LIABILITIES

CURRENT LIABILITIES
Accounts payable and accrued liabilities               $  16,180      $  10,699
Income taxes payable                                       2,623             --
Deferred revenue                                             616            503
Current portion of long-term debt                            106            100
                                                       ---------      ---------
                                                          19,525         11,302

DEFERRED GRANTS                                            1,002            654

LONG-TERM DEBT                                               664            564

FUTURE INCOME TAXES                                        6,581             --
                                                       ---------      ---------
                                                          27,772         12,520
                                                       ---------      ---------

SHAREHOLDERS' EQUITY

SHARE CAPITAL                                            429,995        489,611

CONTRIBUTED SURPLUS                                        1,457          1,487

CUMULATIVE TRANSLATION ADJUSTMENT                         (8,333)        (8,854)

DEFICIT                                                   (8,314)      (316,838)
                                                       ---------      ---------
                                                         414,805        165,406
                                                       ---------      ---------
                                                       $ 442,577      $ 177,926
                                                       =========      =========

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
                   INTERIM CONSOLIDATED STATEMENTS OF EARNINGS

          (in thousands of US dollars, except share and per share data)

                                               THREE        TWELVE       THREE        TWELVE
                                               MONTHS       MONTHS       MONTHS       MONTHS
                                               ENDED        ENDED        ENDED        ENDED
                                              AUGUST 31,   AUGUST 31,   AUGUST 31,   AUGUST 31,
                                                2001         2001         2002         2002
                                             -----------  -----------  ------------  ----------
                                             (UNAUDITED)                (UNAUDITED)
SALES                                         $  35,420    $ 146,013    $  17,243    $  68,330

COST OF SALES*                                   14,433       54,946        8,304       50,801
                                              ---------    ---------    ---------    ---------
GROSS MARGIN                                     20,987       91,067        8,939       17,529
                                              ---------    ---------    ---------    ---------
OPERATING EXPENSES
Selling and administrative                       12,077       46,236        7,119       35,446
Net research and development                      3,854       13,601        2,510       12,782
Amortization of property, plant and
      equipment                                   1,296        3,559        1,553        5,932
Amortization of intangible assets                 4,003        9,876        1,639       11,615
Write-down of intangible assets                      --           --           --       23,657
Restructuring and other charges                   3,288        3,288           --        2,880
                                              ---------    ---------    ---------    ---------

TOTAL OPERATING EXPENSES                         24,518       76,560       12,821       92,312
                                              ---------    ---------    ---------    ---------

EARNINGS (LOSS) FROM OPERATIONS                  (3,531)      14,507       (3,882)     (74,783)

Interest income, net                                727        6,098          217        1,456
Foreign exchange gain (loss)                        309        3,327          256         (458)
                                              ---------    ---------    ---------    ---------

EARNINGS (LOSS) BEFORE INCOME TAXES AND
      AMORTIZATION AND WRITE-DOWN OF
      GOODWILL                                   (2,495)      23,932       (3,409)     (73,785)
                                              ---------    ---------    ---------    ---------

INCOME TAXES
Current                                            (912)       9,929       (3,452)     (12,054)
Future                                               90       (1,779)       2,321      (13,397)
                                              ---------    ---------    ---------    ---------
                                                   (822)       8,150       (1,131)     (25,451)
                                              ---------    ---------    ---------    ---------

EARNINGS (LOSS) BEFORE AMORTIZATION AND
      WRITE-DOWN OF GOODWILL                     (1,673)      15,782       (2,278)     (48,334)

AMORTIZATION OF GOODWILL                         12,520       31,076          690       38,021
WRITE-DOWN OF GOODWILL                               --           --           --      222,169
                                              ---------    ---------    ---------    ---------
NET LOSS FOR THE PERIOD                       $ (14,193)   $ (15,294)   $  (2,968)   $(308,524)
                                              =========    =========    =========    =========

BASIC AND DILUTED EARNINGS (LOSS) PER SHARE
      Earnings (loss) before amortization     $   (0.03)   $    0.30    $   (0.04)   $   (0.80)
           and write-down of goodwill

      Net loss                                $   (0.25)   $   (0.29)   $   (0.05)   $   (5.09)

BASIC WEIGHTED AVERAGE NUMBER OF SHARES
      OUTSTANDING (000'S)                        56,946       53,014       61,465       60,666

DILUTED WEIGHTED AVERAGE NUMBER OF SHARES
      OUTSTANDING (000'S)                        56,946       53,014       61,465       60,966


* Including inventory write-offs of nil and $18,463 for the three months and the twelve months ended August 31, 2002, respectively, nil in 2001.